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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

November 15, 2019

(Date of Report (Date of earliest event reported))

MogulREIT I, LLC

(Exact name of registrant as specified in its charter)

Delaware		32-0487554
(State or other jurisdiction		(I.R.S. Employer
of incorporation or organization)		Identification No.)

10780 Santa Monica Blvd, Suite 140
Los Angeles, CA, 90025
(Full mailing address of
principal executive offices)

(877) 781‑7153

(Issuer’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.

On November 15, 2019, we issued an offering overview discussing our quarterly update for the quarter ended September 30, 2019. The text of the offering overview is set forth below.

Q3 2019*

MOGULREIT I

OFFERING OVERVIEW	TOTAL INVESTMENT VALUE[1]	$55,836,350
	TOTAL ASSET VALUE[2]	$252,985,000
	NUMBER OF INVESTMENTS	14
MogulREIT I is a public, non-traded REIT, focused on providing	WEIGHTED AVERAGE INVESTMENT TERM	51 Months
monthly income to investors through debt and equity investments in a diversified pool of commercial real estate	DISTRIBUTION FREQUENCY	Monthly
property types including multifamily, retail, office, and industrial.	TAX REPORTING FORM	1099-DIV
	CONSECUTIVE DISTRIBUTIONS[3]	36 Months
KEY OBJECTIVES

• To pay attractive and consistent cash distributions; and

• To preserve, protect, increase and return your capital contribution.

PORTFOLIO STATISTICS4

*      All data as of September 30, 2019.

1    Aggregate value of all underlying investments in MogulREIT I, LLC based on the current outstanding investment amount, including outstanding cash.

2    Aggregate value of all underlying properties in MogulREIT I, LLC based on appraisals dated within 6 months of the original acquisition by Realty Mogul, Co. or Realty Mogul Commercial Capital, Co., as applicable.

3    This is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period.

4    Based on the current outstanding investment amount as of September 30, 2019.

DISTRIBUTION HISTORY

	RECORD DATE	DISTRIBUTION PERIOD	PURCHASE PRICE	MONTHLY CASH DISTRIBUTION PER SHARE[1]	NET ASSET VALUE(NAV)	ANNUALIZED DISTRIBUTION PER PURCHASE PRICE	ANNUALIZED DISTRIBUTION PER NAV
	9/30	8/15 – 9/30	$10.00	$0.1000	$10.00	8.00%	8.00%
2016	11/30	10/1 – 11/30	$10.00	$0.1333	$10.00	8.00%	8.00%
	12/31	12/1 – 12/31	$10.00	$0.0667	$10.00	8.00%	8.00%
	1/31	1/1 – 1/31	$10.00	$0.0667	$10.00	8.00%	8.00%
	2/28	2/1 – 2/28	$10.00	$0.0667	$10.00	8.00%	8.00%
	3/31	3/1 – 3/31	$10.00	$0.0667	$10.00	8.00%	8.00%
	4/30	4/1 – 4/30	$10.00	$0.0667	$10.00	8.00%	8.00%
	5/31	5/1 – 5/31	$10.00	$0.0667	$10.00	8.00%	8.00%
	6/30	6/1 – 6/30	$10.00	$0.0667	$10.00	8.00%	8.00%
2017	7/31	7/1 – 7/31	$10.00	$0.0667	$10.00	8.00%	8.00%
	8/31	8/1 – 8/31	$10.00	$0.0667	$10.00	8.00%	8.00%
	9/30	9/1 – 9/30	$10.00	$0.0667	$10.00	8.00%	8.00%
	10/31	10/1 – 10/31	$10.00	$0.0653	$9.80	7.84%	8.00%
	11/30	11/1 – 11/30	$10.00	$0.0653	$9.80	7.84%	8.00%
	12/31	12/1 – 12/31	$10.00	$0.0653	$9.80	7.84%	8.00%
	1/31	1/1 – 1/31	$10.00	$0.0655	$9.82	7.86%	8.00%
	2/28	2/1 – 2/28	$10.00	$0.0655	$9.82	7.86%	8.00%
	3/31	3/1 – 3/31	$10.00	$0.0655	$9.82	7.86%	8.00%
	4/30	4/1 – 4/30	$10.00	$0.0655	$9.82	7.84%	8.00%
	5/31	5/1 – 5/31	$10.00	$0.0653	$9.80	7.84%	8.00%
2018	6/30	6/1 – 6/30	$10.00	$0.0653	$9.80	7.84%	8.00%
	7/31	7/1 – 7/31	$10.00	$0.0647	$9.70	7.76%	8.00%
	8/31	8/1 – 8/31	$10.00	$0.0647	$9.70	7.76%	8.00%
	9/30	9/1 – 9/30	$10.00	$0.0647	$9.70	7.76%	8.00%
	10/31	10/1 – 10/31	$10.00	$0.0647	$9.70	7.76%	8.00%
	11/30	11/1 – 11/30	$10.00	$0.0647	$9.70	7.76%	8.00%
	12/31	12/1 – 12/31	$10.00	$0.0667	$9.70	8.00%	8.25%

1      All distribution amounts were calculated for the distribution periods shown and based upon historical Net Asset Value (NAV), as displayed above.  Beginning January 1, 2019, the Manager calculates distributions on a daily basis.

	RECORD DATE	DISTRIBUTION PERIOD	PURCHASE PRICE	DAILY CASH DISTRIBUTION PER SHARE	NET ASSET VALUE (NAV)	ANNUALIZED DISTRIBUTION PER PURCHASE PRICE	ANNUALIZED DISTRIBUTION PER NAV
	1/31	1/1 – 1/31	$10.00	$0.0021917808	$9.71	8.00%	8.24%
	2/28	2/1 – 2/28	$10.00	$0.0021917808	$9.71	8.00%	8.24%
	3/31	3/1 – 3/31	$10.00	$0.0021917808	$9.71	8.00%	8.24%
2019	4/30	4/1 – 4/30	$10.00	$0.0021917808	$9.75	8.00%	8.21%
	5/31	5/1 – 5/31	$10.00	$0.0021917808	$9.75	8.00%	8.21%
	6/30	6/1 – 6/30	$10.00	$0.0021917808	$9.75	8.00%	8.21%
	7/31	7/1 – 7/31	$10.00	$0.0021391781	$9.76	7.81%	8.00%
	8/31	8/1 – 8/31	$10.00	$0.0021391781	$9.76	7.81%	8.00%
	9/30	9/1 – 9/30	$10.00	$0.0021391781	$9.76	7.81%	8.00%

INVESTMENT ACTIVITY

DISTRIBUTIONS

All monthly distributions declared during the third quarter of 2019 equated to approximately 7.81% on an annualized basis based upon Purchase Price as of 9/30/2019.

The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period. While the Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare monthly distributions in the future similar to the distribution disclosed herein.

PORTFOLIO OVERVIEW

ASSET	LOCATION	MOGULREIT I ACQUISITION DATE	PROPERTY TYPE	INVESTMENT TYPE	ORIGINAL PRINCIPAL ACQUIRED	BALANCE AS OF 9/30/19	INTEREST RATE / YIELD AS OF 9/30/19
Synchrony Financial	Canton, OH	8/19/16	Office	Preferred Equity	$2,000,000	$951,970	10.00%
Parkway Plaza	San Antonio, TX	2/17/17	Office	Mezzanine Loan	$3,400,000	$3,400,000	10.00%
Highland Place	Centennial, CO	3/22/17	Retail	Mezzanine Loan	$2,300,000	$2,300,000	10.00%
Pensacola Marketplace	Pensacola, FL	6/12/17	Retail	Mezzanine Loan	$1,125,000	$1,125,000	9.75%
Texas Retail Portfolio	Multiple Locations, TX	7/18/17	Retail	Preferred Equity	$3,325,000	$3,325,000	14.00%
378 Moss St	Chula Vista, CA	11/15/17	Multifamily	Bridge Loan	$3,575,000	$4,490,000	8.50%
2395 29th Ave	San Francisco, CA	2/16/18	Multifamily	Bridge Loan	$4,750,000	$4,750,000	8.00%
Harbor Hills	La Habra, CA	3/16/18	Retail	Preferred Equity	$1,900,000	$1,900,000	11.00%
Amerigroup Corp HQ	Virginia Beach, VA	5/21/18	Office	Preferred Equity	$1,700,000	$1,700,000	12.00%
Riverside Office Portfolio	Riverside, CA	10/22/18	Office	Mezzanine Loan	$2,500,000	$2,334,081	13.00%
Naugatuck Valley Shopping Center	Waterbury, CT	10/23/18	Retail	Preferred Equity	$3,000,000	$3,000,000	12.00%
Ashlan Park	Fresno, CA	11/19/18	Retail	Second Mortgage	$3,600,000	$3,600,000	13.43%
Portland Office	Portland, OR	11/27/18	Office	Bridge Loan	$3,950,000	$3,950,000	8.89%
La Privada Apartments	El Paso, TX	5/31/19	Multifamily	Joint Venture	$4,748,228	$4,748,228	N/A
					$41,873,228	$41,574,279	10.74%*

*       Amount represents the weighted average interest rate for all of our current investments, excluding La Privada Apartments.

All assets are performing and paid current through September 30, 2019.

INVESTMENT ACTIVITY (CONT.)

INVESTMENT UPDATES

SYNCHRONY FINANCIAL

Location: Canton, OH

Property Type: Office

Total Investment: $2,000,000

Outstanding Balance (as of 9/30/19): $951,970

Purpose of Investment: The sponsor used the proceeds from the investment to acquire the asset and plans to hold for the long term.

Seniority: Preferred Equity

Date Added to REIT: 8/19/2016

Maturity Date: 12/1/2021

Asset Management Update: This is a single-tenant 100% net leased asset.  To date, the property has performed as underwritten.  In 2017, the tenant completed over $1.7 million in tenant improvements, with $1.1 million funded by the tenant, which was a good indicator that the tenant was financially sound.  Since that time, there have been no major updates at the property, and the borrower has not received any complaints from the tenant.  The investment is structured to fully amortize over a 5.5-year period; thus, the loan should fully amortize prior to the date that the tenant would need to give notice to exercise their termination option in March 2022.  The investment has been amortizing as agreed and nearly half of the principal is paid off.

INVESTMENT ACTIVITY (CONT.)

PARKWAY PLAZA

Location: San Antonio, TX

Property Type: Office

Total Investment: $3,400,000

Outstanding Balance (as of 9/30/19): $3,400,000

Purpose of Investment: The borrower used the proceeds of the investment to refinance another investor and secure additional financing to pay for tenant improvements and leasing commissions for new leases and lease extensions.

Seniority: Mezzanine Loan

Date Added to REIT: 2/17/2017

Maturity Date: 11/9/2019†

Asset Management Update: The property is 91% occupied as of September 2019. At the end of Q3, a 5,828 SF tenant vacated as expected. The property now has three vacant suites totaling 17,861 SF, and the borrower has one prospect for 7,423 SF. J. Crew, the property’s largest tenant (45,763 SF, or 24.2% of total property) has been subleasing its space to an insurance call center, Allcat Claims Service, with a lease expiration date in October 2021. Allcat agreed to a five-year extension through January 2027, with a termination option in January 2025. After the date of this report, the borrower executed a purchase and sale agreement with an anticipated sale date of December 2019, with one 30-day extension option. Furthermore, after the date of this report, the borrower executed loan modifications with MogulREIT I and the senior lender, Prime Group. Both loans were extended for one year with the second extension option removed. Additionally, the interest rate on MogulREIT I’s mezzanine loan was increased from 10% to 12% for the extension period.

†    Maturity date has since been extended to 11/9/2020.

INVESTMENT ACTIVITY (CONT.)

HIGHLAND PLACE

Location: Centennial, CO

Property Type: Office

Total Investment: $2,300,000

Outstanding Balance (as of 9/30/19): $2,300,000

Purpose of Investment:  The borrower used the proceeds of the investment to refinance another loan and secure additional financing to pay for tenant improvements and leasing commissions for new leases and lease extensions.

Seniority: Mezzanine Loan

Date Added to REIT: 3/22/2017

Maturity Date: 11/9/2019‡

Asset Management Update: The property is 99% occupied as of September 2019.  The borrower has been under contract with two buyers since it was originally listed for sale in December 2018; however, neither contract moved forward to a sale.  As a result, the borrower exercised its one-year extension option with the senior lender, Prime Group, and MogulREIT I.  After the date of this report, both extension options were granted, and the loan was extended for one year.

‡     Maturity date has since been extended to 11/9/2020.

INVESTMENT ACTIVITY (CONT.)

PENSACOLA MARKETPLACE

Location: Pensacola, FL

Property Type: Retail

Total Investment: $1,125,000

Outstanding Balance (as of 9/30/19): $1,125,000

Purpose of Investment:  The borrower used the proceeds of the investment to refinance another loan and extend the loan term.

Seniority: Mezzanine Loan

Date Added to REIT: 6/12/2017

Maturity Date:  5/5/2020

Asset Management Update: The property is 100% leased as of June 2019. The three tenants at the property, Ross (26,838 square feet), Office Depot (20,930 square feet) and T Mobile (2,000 square feet) have leases that expire in January 2021, February 2023 and June 2020, respectively.  The borrower is in discussions with the tenants for potential lease extensions.  If the leases are extended, the borrower has communicated that they will list the asset for sale.

INVESTMENT ACTIVITY (CONT.)

TEXAS RETAIL PORTFOLIO

Location: Multiple Locations, TX

Property Type: Retail

Total Investment: $3,325,000

Outstanding Balance (as of 9/30/19): $3,325,000

Purpose of Investment: The sponsor used the proceeds of the investment to refinance another loan and fund escrows and closing costs.

Seniority: Preferred Equity

Date Added to REIT: 7/18/2017

Maturity Date:  7/6/2027

Asset Management Update: The property is 92% occupied as of June 2019.  In Q1 2019, the borrower executed a three-year extension through September 2027 with the portfolio’s largest tenant, Bob Mill’s Furniture (51,000 SF), which tenant represents almost 21% of the portfolio’s net rentable square footage.  The tenant has an option to terminate after January 2025; however, in order to exercise this option, the tenant must demonstrate a greater than 25% reduction in in-store sales year over year.  Further, in Q1 2019, the borrower executed a five-year extension with Dollar Tree, (10,000 SF), representing 4.1% of the portfolio’s net rentable square footage.  In Q3 2019, Beall’s (26,871 SF), representing 11.1% of the portfolio’s net rentable square footage, announced that it was closing its current store concept, but it intends to rebrand and execute a long-term lease.

INVESTMENT ACTIVITY (CONT.)

378 MOSS ST

Location: Chula Vista, CA

Property Type: Multifamily

Total Investment: $4,490,000

Outstanding Balance (as of 9/30/19): $4,490,000

Purpose of Investment: The sponsor is using the proceeds from this investment to renovate the property prior to final lease up.

Seniority: Bridge Loan

Date Added to REIT: 11/15/2017

Maturity Date:  1/31/2020

Asset Management Update: The project exterior is approximately 95% complete.  Interior renovations received City permits, and the drywall installation, cabinet installation and appliance installation has commenced. The borrower has now communicated that he will be completing the unit renovations in four phases of four units each in order to begin preleasing by November 2019.  As previously reported, the borrower contributed $246,000 to an interest reserve to cover interest payments throughout the extension period.

INVESTMENT ACTIVITY (CONT.)

2395 29TH AVE

Location: San Francisco, CA

Property Type: Multifamily

Total Investment: $4,750,000

Outstanding Balance (as of 9/30/19): $4,750,000

Purpose of Investment:  The borrower used the proceeds of this investment to acquire the property and fund renovations.

Seniority: Bridge Loan

Date Added to REIT: 2/16/2018

Maturity Date:  3/1/2021

Asset Management Update: As of June 2019, the property is 93% occupied, and the only vacancy is one of the two ground floor retail suites.  The capital improvements consisted of two phases.  The borrower has completed the first phase, which consisted of renovating four previously vacant units and completing seismic upgrades to the building.  The borrower is 80% complete with the second phase, which consists of converting the garage units into alternative dwelling units, or ADUs, and completing seismic upgrades relating to such units.  The seismic upgrades have been completed, and the lender conducted a third-party seismic study, which confirmed that the upgrades reduced the building’s earthquake risk.  The borrower has communicated that it plans to begin lease-up of the ADUs in November 2019, with the intention to either sell the property or refinance the loan to cheaper capital once the property has a few months of stabilization.

INVESTMENT ACTIVITY (CONT.)

HARBOR HILLS

Location: La Habra, CA

Property Type: Retail

Total Investment: $1,900,000

Outstanding Balance (as of 9/30/19): $1,900,000

Purpose of Investment: The sponsor used the proceeds of the investment to acquire the property and fund capital expenditures to renovate the property.

Seniority: Preferred Equity

Date Added to REIT: 3/16/2018

Maturity Date:  4/1/2020

Asset Management Update: Renovations are underway to renovate the retail center into a lifestyle center including renovation of the front façade, replacement of current monument sign and outstanding deferred maintenance.  Current leasing is coming in at $2 per square foot above underwriting.  Despite construction still ongoing, the borrower has now executed leases for 8 of the 14 suites.

IINVESTMENT ACTIVITY (CONT.)

AMERIGROUP CORP HQ

Location: Virginia Beach, VA

Property Type: Office

Total Investment: $1,700,000

Outstanding Balance (as of 9/30/19): $1,700,000

Purpose of Investment: The sponsor used the proceeds of the investment to acquire the property.

Seniority: Preferred Equity

Date Added to REIT: 5/21/2018

Maturity Date:  11/10/2023

Asset Management Update: As previously reported, the borrower has communicated to us that they expect to engage the tenant for renewal in early Q4 2019, so there are no material updates for this asset.  The property is a 100% NNN leased asset to Amerigroup, a wholly owned subsidiary of Anthem Group (NYSE: ANTM).  Because of consistent institutional ownership and tenancy, the property has been well-maintained, regularly upgraded and is in excellent condition, both in terms of aesthetic quality and building systems.  Amerigroup’s lease expires in October 2020, and if the tenant intends to renew, they are required to deliver notice by December 31, 2019.  We believe that the tenant risk is mitigated by the long lead time to re-lease the building and the loan structure.  Regarding the latter, in the event the tenant elects not to renew, the senior lender, who was also the original seller, is obligated to provide a 30-month extension and a $1.3 million credit to offset senior loan debt service and to pay down a portion of the principal balance.  In that scenario, the borrower also agreed to fund $550,000 into a MogulREIT I controlled reserve account.  In return, MogulREIT I agreed to fund up to $2.35 million for required leasing capital, subject to new lease terms’ meeting a minimum debt yield test.

INVESTMENT ACTIVITY (CONT.)

RIVERSIDE OFFICE PORTFOLIO

Location: Riverside, CA

Property Type: Office

Total Investment: $2,500,000

Outstanding Balance (as of 9/30/19): $2,334,081

Purpose of Investment: The borrower used the proceeds of this investment to acquire the property and fund tenant improvements and leasing commissions for new leases and lease renewals.

Seniority: Mezzanine Loan

Date Added to REIT: 10/22/2018

Maturity Date:  11/9/2020

Asset Management Update: There are no material updates since the last quarterly report.  In addition to executing on a moderate lease up strategy, the borrower’s business plan includes selling individual parcels.  In Q2, the borrower sold the smallest building (2190 Market, 6,290 SF) to the existing tenant, Arc Riverside, for $550,000 above our underwritten sales price. The deal was closed in April 2019 and repaid a portion of the senior mortgage in addition to approximately $165,000 in principal towards our mezzanine debt.  The borrower is working on several leases at the largest building (2300 Market, 63,804 SF), and it has communicated that it may look to sell this building next.  At 3480 Vine (44,354 SF), the FBI tenant has commenced its tenant improvements, and the borrower will look to sell this building once the tenant improvements are complete.

INVESTMENT ACTIVITY (CONT.)

NAUGATUCK VALLEY SHOPPING CENTER

NAUGATUCK
VALLEY SHOPPING CENTER
Walmart
Stop&Shop
Stop&Shop Pharmacy
Panera BREAD
BOB'S STORES
Better Bedding
the PERFECT PARTY
PARTY SUPERSTORE
NOW LEASING
877-225-5337
ddr
GameStop
Payless ShoeSource
STOP

Location: Waterbury, CT

Property Type: Retail

Total Investment: $3,000,000

Outstanding Balance (as of 9/30/19): $3,000,000

Purpose of Investment: The sponsor used the proceeds of this investment to acquire the property and fund tenant improvements and leasing commissions for new leases and lease renewals.

Seniority: Preferred Equity

Date Added to REIT: 10/23/2018

Maturity Date:  4/1/2023

Asset Management Update: As of Q3 2019, the property is 86% occupied and 95% leased.  The sponsor is continuing with their business plan to renew tenants and execute new leases. In Q3 2019, the lease for Fun Z Trampoline Park (35,000 SF, or 9.1% of total property) was executed.  As a contingency to execution, Walmart, which shadow anchors the center, was required to grant approval, which the borrower was able to procure in September 2019.  With this approval, the tenant was able to begin renovations of its suite.  This suite had previously been vacant for over 7 years.

INVESTMENT ACTIVITY (CONT.)

ASHLAN PARK

Location: Fresno, CA

Property Type: Retail

Total Investment: $3,600,000

Outstanding Balance (as of 9/30/19): $3,600,000

Purpose of Investment: The borrower used the proceeds of this investment to acquire the property.

Seniority: Second Secured Mortgage

Date Added to REIT: 11/19/2018

Maturity Date:  8/1/2020

Asset Management Update: The borrower’s business plan is to parcelize the property, sell the individual parcels, and use the proceeds of those sales to pay down the senior loan and our mezzanine loan.  Thus far, the borrower has sold the Dollar Tree and Chevron outparcels.  All net proceeds were applied towards the first mortgage loan, which was paid down from $8.9M to $5.1M.  The borrower has four more executed contracts that are contingent upon receiving approval of the parcelization from the City.  The borrower is working towards executing these sales by Q1 2020.

INVESTMENT ACTIVITY (CONT.)

PORTLAND OFFICE

Location: Portland, OR

Property Type: Office

Total Investment: $3,950,000

Outstanding Balance (as of 9/30/19): $3,950,000

Purpose of Investment: Acquire the property and execute on capital expenditures to make the property rent ready for the new tenant, American Medical Concepts.

Seniority: Senior Loan

Date Added to REIT: 11/27/2018

Maturity Date:  12/1/2021

Asset Management Update: Prior to the close of the loan, a new 10-year lease was signed for the entire space by American Medical Concepts (AMC).  The prior tenant, Gann Brothers Printing, who was the seller of the property, vacated on March 27, 2019.  AMC has commenced paying rent and was scheduled to take possession in late May, but the capital improvements have been delayed slightly due to a tight construction market.  As of Q3 2019, the capital improvements are nearly complete, and the borrower has communicated that it will be requesting reimbursement from our lender-held replacement reserve.

INVESTMENT ACTIVITY (CONT.)

LA PRIVADA APARTMENTS

Location: El Paso, TX

Property Type: Multifamily

Total Investment: $4,748,228

Outstanding Balance (as of 9/30/19): $4,748,228

Purpose of Investment: Acquire and renovate a Class B multifamily apartment complex.

Seniority: Joint Venture Equity

Date Added to REIT: 5/31/2019

Maturity Date:  N/A

Asset Management Update: On 5/31/2019, MogulREIT I closed on its investment in La Privada apartments, a 240-unit multifamily property in El Paso, TX. While Q2 was a partial quarter and primarily involved takeover initiatives (finalizing unit renovation finishes, selecting contractors for capital improvements, etc.), business plan execution was ramped up in Q3. Unit renovations and exterior upgrades have commenced, the tenant base is improving, and the on-site property management team has been enhanced.

Through Q3, 35 units have been renovated, which outpaces the underwritten 18. Of the 35 renovated units, 17 were leased on average $80/month/unit above previous rents and 2% above proforma. There has been a significant amount of construction taking place at the property, which impeded both new leasing and retaining existing tenants. Now that the majority of exterior improvements have been completed, leasing momentum is expected to accelerate. Lastly, unit renovations are being completed within budget.

PAYOFFS

NORTHSIDE AT JOHNS CREEK

Location: Suwanee, GA

Property Type: Office

Total Investment: $1,500,000

Outstanding Balance (as of 9/30/19): $1,500,000

Purpose of Investment: The borrower used the proceeds of the investment to refinance another investor and secure additional financing to pay for tenant improvements and leasing commissions for new leases.

Seniority: Subordinated Loan

Date Added to REIT: 6/20/2017

Maturity Date:  9/1/2019

Asset Management Update: The loan was set to mature on 7/1/2019, and the senior lender, Calmwater Capital, executed a loan extension, extending the term to 9/1/2019.  The borrower closed a refinance with a new lender prior to the new maturity date, and on 8/30/2019, our loan was paid off in full in the amount of $1,533,020, which included (i) $1,500,000 in outstanding principal plus $17,500 in accrued interest through 8/30/2019 and (ii) an exit fee of $15,520. The exit fee was paid to an affiliate of our Manager.

MARKET UPDATES

VIEWS FROM MANAGEMENT

Dear Investor,

Thank you for your continued support of MogulREIT I.  We have now provided 36 consecutive months of distributions, totaling over $7.6MM.  To date, 5,057 investors have invested $59.2MM into the REIT.  We are also happy to share that over 66% of investors have enrolled in the distribution reinvestment plan, allowing their distributions the potential to compound over time.

Regarding the makeup of the portfolio, as of Q3 2019, MogulREIT I has 14 investments with the underlying real estate spread across 8 states.  After the date of this report, we acquired two more assets, and as of November, we have deployed the majority of available cash into real estate investments.  We’re proud to have constructed a diversified portfolio for investors to get broader exposure to the commercial real estate market with a single investment into the REIT.

MACRO OVERVIEW

In Q3,  economic indicators remain positive, and Commerce Secretary Wilbur Ross declared that “the U.S. economy continues its steady growth.” We agree with this inference, but continue to view the markets with cautious optimism,  as we are aware that there are multiple global and domestic risks that may disrupt growth, including the ongoing trade negotiations with China,  a potential recession in Germany, and increasing political tension, especially as we near the election year.  We are watching these risks closely and including a potential event in our strategic thinking.

GDP GROWTH

Though we believe the U.S. economy is in the late stages of recovery, we continue to believe that there will be moderated economic expansion.  According to the ULI real estate economic forecast, a survey of leading real estate economists, GDP growth is forecast at 2.3% in 2019 and 1.8% in 2020.  The third quarter of 2019 saw a  1.9% increase in GDP, and GDP has averaged 2.3% this year.  As a point of reference, 2018 ended with real GDP growth of 2.2%.

EMPLOYMENT AND WAGE GROWTH

In June 2019, the unemployment rate was at 3.7%.  It has decreased to 3.5% as of September 2019, which, according to the Department of Commerce, is the lowest level in 50 years.  We believe that unemployment rate is one of the most important macroeconomic factors for real estate and one of the foundations of our cautiously optimistic near-term outlook.  In addition to continued reduction in unemployment, real average hourly earnings increased 1.2%, seasonally adjusted from September 2018 to September 2019, an indicator that consumers are starting to capture the benefit of the growing economy.

IMPACT OF MONETARY POLICY

In 2019, the Federal Reserve (“Fed”) has taken a softer stance on interest rates.  The Fed raised rates eight times between 2016 and 2018, by 0.25 percentage points each time, leading to a Federal Funds Rate of 2.4% as of June 30, 2019. In July 2019, however, the Fed, citing “weak global growth, trade policy uncertainty, and muted inflation”, issued a rate cut of 0.25 percentage points, bringing the Federal Funds Rate down to 2.25%. In September 2019, the Fed cut rates by another 0.25 percentage points to 2.0%, and most recently, cut rates by 0.25 percentage points yet again to a target range of 1.5% to 1.75%.  While GDP growth, low unemployment and wage growth are positive indicators, the Fed’s reduction in interest rates indicates a tempered economic outlook.  As a result, we are confident, yet also prepared for possible difficulties ahead.

While interest rates have risen since their low point in 2015 when they were effectively zero, interest rates remain at relatively low rates compared to the last 40 years.  As it relates to MogulREIT I and the composition of some of the high-yield fixed income investments in our portfolio, these still historically low interest rates create a strong incentive for our borrowers and sponsors to refinance out of high-yielding preferred equity and mezzanine debt as soon as their projects are stabilized and qualify for longer term, fixed-rate financing.  As it follows, a low interest rate environment may also hinder our ability to originate new high-yielding debt or preferred equity.

MARKET UPDATES (CONT.)

INVESTMENT STRATEGY

As an income-focused vehicle, MogulREIT I has historically consisted of higher yielding debt and debt-like investments, with the majority of the hold periods in the 24 to 60 month range. Every year, MogulREIT I has a portion of that debt rolling over as maturity dates approach and borrowers complete their business plans.

In 2018, the Fed began to increase its benchmark federal funds rate, which drove interest rates higher in the real estate debt markets. This change meant that, with all other things equal, a debt-focused strategy could potentially achieve higher returns on new investments for the same risk profile as prior deals. This supported our strategy of paying attractive and consistent cash distributions to our investors.

In the first half of 2019, a significant portion of the debt investments in MogulREIT I’s portfolio rolled over, primarily due to borrowers completing their business plans or borrowers selling the assets on which we lent. Further, because we had reached our initial fundraising goal of $50 million, we closed MogulREIT I to new investments. Reaching this goal was a testament to our investing strategy and the quality of the investments that we made. In order to reopen the REIT, we were required to re-file with the SEC in order to qualify another $50 million of potential investment. The refiled offering circular was qualified in May 2019. Today, investors have invested $59.2 million in the REIT.

Debt Markets in 2019

Throughout 2019, the macro picture of the debt markets has significantly changed. While the Fed had raised interest rates from effectively 0% to 2.40% between December 2015 and December 2018, in 2019, it has cut rates by 0.75 percentage points to date. The debt markets for real estate lending have followed accordingly.

In general, when comparing investments, the return on investment is positively correlated with risk; thus, the higher the yield, the greater the risk. In order to achieve the 7.76% to 8% dividends that we have maintained out of MogulREIT I, we targeted borrowers with value-add business plans for their assets, such as property redevelopment and lease-up plays. These investments carried a higher risk profile due to the transitional nature of the borrowers’ properties. By contrast, lenders typically originate lower yielding debt for stabilized properties.

Due to falling interest rates, our outlook for high-yielding debt investments has softened. As we sourced new debt investments, we found that the lower interest rates, coupled with increased competition from new real estate debt players, did not provide us with as attractive risk-adjusted returns, especially given the riskier business plans for borrowers of high interest debt. Moreover, on a nominal basis, the lower returns on newer senior and mezzanine debt may not have been high enough to maintain our historical dividend.

Joint Venture Equity Investments

What we saw, instead, was the equity markets were becoming more attractive from a risk-adjusted return perspective as interest rates trended lower. In other words, we saw more opportunity as a borrower than as a lender. Because of these market indicators, we decided to pause on new debt investments for MogulREIT I and focus on preferred equity and joint venture equity investments. We underwrote what we believe are better risk-adjusted returns coming in as joint venture equity, primarily as a result of the potential upside that one receives on an equity investment.

To be sure, equity investments are inherently riskier than debt investments because debt has collateral, meaning that if something were to go wrong, a lender has recourse (i.e. can take over the asset or the asset-owning entity). Even with this consideration, we found that the risk-adjusted returns for joint venture equity product were more attractive for MogulREIT I’s investment strategy, especially given that the debt expense that typically eats into cash distributions was decreasing due to lower interest rates.

After qualifying and re-opening the REIT in May, we decided to close the REIT in June to new investment as we worked to (i) manage our cash position due to the rollover of debt in an attempt to maximize returns for our investors and (ii) implement our joint venture equity strategy through our acquisition of La Privada Apartments. Even after this investment was finalized, we had more debt maturing, which caused us to keep the REIT closed for another four months.

We opened MogulREIT I because interest rates have continued to fall, and our joint venture equity strategy appears increasingly attractive. We have continued to originate joint venture equity investments – in October 2019, we acquired the Hamptons, a 212-unit apartment community in Virginia Beach, VA, and in November 2019, we acquired Columbus Office

Portfolio, a two-building portfolio in Columbus, OH. We are committing to this new equity-focused strategy by building a deeper pipeline for these types of investments.

What is Next for MogulREIT I?

As we look forward for MogulREIT I, we intend to continue the strategy of seeking optimal risk-adjusted returns. Currently, we see the greatest opportunity in acquiring joint venture equity investments located in resilient secondary and tertiary markets; however, we will also continue to seek debt or debt-like investments to the extent the risk profiles meet our investment criteria. We want MogulREIT I to be well-positioned to spend the next 5 to 10 years holding and growing these assets. Our goal for this REIT is and has always been to pay attractive and consistent cash distributions to our investors and to preserve, protect, increase and return investors’ capital contribution. We have positioned MogulREIT I to be an income-focused REIT, and this strategy continues to support that positioning.

Thank you for your continued support of MogulREIT I and we look forward to continuing to meet your expectations and being a long-term investment partner.

NET ASSET VALUE (NAV)

PRICE PER SHARE $10.00	NAV PER SHARE (AS OF 9/30/19) $9.71

Our net asset value (“NAV”) per share is calculated by Realty Mogul, Co.’s internal accounts or asset managers.  Realty Mogul, Co.’s internal accountants or asset managers will calculate our NAV per share at the end of each fiscal quarter.  The NAV per share calculation reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding.

As with any methodology used to estimate value, the methodology employed by Realty Mogul Co.’s internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a shareholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share shareholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities.

Previous Updates

Please follow the below links to access updates for descriptions of other investments in prior quarters.

Q2 2019 Investor Letter

Q1 2019 Investor Letter

Q4 2018 Investor Letter

Q3 2018 Investor Letter

Q2 2018 Investor Letter

Q1 2018 Investor Letter

Q4 2017 Investor Letter

Q3 2017 Investor Letter

Q2 2017 Investor Letter

Q1 2017 Investor Letter

Q4 2016 Investor Letter

We remain excited about all that the second half of 2019 has in store for MogulREIT I and our investors. We hope you will join us in your pursuit of building wealth as we continue to source institutional quality real estate investments on behalf of discerning investors.

As always, please feel free to contact us at info@realtymogul.com or call directly with any questions you may have.

Sincerely,

/s/ Jilliene Helman	/s/ Eric Levy
Jilliene Helman	Eric Levy
CEO, RM Adviser, LLC	Portfolio Manager, RM Adviser, LLC
CEO, Realty Mogul, Co.

Forward-Looking Statements

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “continue,” “could,” “might,” “potential,” “predict,” “should,” “will,” “would,” and similar expressions or statements regarding future periods or the negative of these terms are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Current Report on Form 1-U.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOGULREIT I, LLC

By:	RM Adviser, LLC
Its:	Manager

By:	/s/ Jilliene Helman
Name:	Jilliene Helman
Title:	Chief Executive Officer, Chief Financial Officer and Secretary

By:	/s/ Eric Levy
Name:	Eric Levy
Title:	Portfolio Manager

Date:	November 21, 2019